Exhibit 99.2

For Further Information:

Howard N. Feist
Chief Financial Officer
(781) 237-6655

AMERICAN BILTRITE REPORTS SECOND QUARTER RESULTS

WELLESLEY HILLS, MA, AUGUST 11, 2010 - American Biltrite Inc. (NYSE Amex: ABL) reported its results for the second quarter and first six months of 2010 today.  Net sales for the three months ended June 30, 2010 were $91.8 million, up 12.9% from $81.3 million in the second quarter of 2009.  Net income attributable to American Biltrite, or net income, for the three months ended June 30, 2010 was $57 thousand or $0.02 per share (basic and diluted) compared with a net loss attributable to American Biltrite, or net loss, of $2.2 million or $0.63 per share (basic and diluted) in the second quarter of 2009.  For the six months ended June 30, 2010, American Biltrite’s net loss was $669 thousand, or $0.19 per share (basic and diluted), on net sales of $172.5 million, compared with a net loss of $7.7 million, or $2.22 per share (basic and diluted), on net sales of $151.4 million for the same period last year.

American Biltrite’s consolidated results include the results of Congoleum Corporation, in which American Biltrite formerly held a 55% ownership.  As of July 1, 2010, Congoleum’s plan of reorganization under Chapter 11 of the United States Bankruptcy Code became effective.  By operation of that plan, American Biltrite’s ownership interests in Congoleum were cancelled as of July 1, 2010, and American Biltrite then ceased to have any ownership position in Congoleum.  As a result, American Biltrite will not consolidate Congoleum’s results for periods beginning on or after July 1, 2010, and Congoleum will be treated as a discontinued operation for historical reporting purposes.  Accordingly, American Biltrite believes its financial results excluding Congoleum to be a more meaningful presentation to investors.  Excluding the results of Congoleum, American Biltrite’s net sales for the three months ended June 30, 2010 were $50.2 million, up 19.5% from $42.0 million for the three months ended June 30, 2009, and its net income for the three months ended June 30, 2009 was $498 thousand compared with a net loss of $1.7 million for the three months ended June 30, 2009.  For the six months ended June 30, 2010, excluding the results of Congoleum, American Biltrite’s net income was $29 thousand on net sales of $96.8 million compared with a net loss of $4.9 million on net sales of $81.9 million for the six months ended June 30, 2009.  Congoleum formerly comprised the flooring products segment in American Biltrite’s reported results.

Roger S. Marcus, Chairman of the Board, commented “Sales and operating results in the second quarter of 2010 improved over year earlier levels at all our current divisions.  Unfortunately, we have experienced significant raw material cost increases this year, and as a result we have not seen profit growth commensurate with our sales increase.  In addition, the decline of the Euro relative to the US Dollar adversely affected the operating results of the Tape division.”

Mr. Marcus continued “As previously reported, Congoleum’s plan of reorganization has been consummated.  While American Biltrite no longer has an ownership interest in Congoleum, it continues to provide management services to Congoleum under a two year management contract.  With the ownership change, American Biltrite will no longer consolidate Congoleum in American Biltrite’s financial results after the second quarter of 2010.  We believe the resulting increase in American Biltrite’s stockholders’ equity due to no longer having to consolidate Congoleum’s accumulated deficit in our balance sheet should resolve our lack of compliance with the NYSE Amex’s continued listing requirements.”

Warning regarding forward-looking statements and certain risks

The above news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions.  These forward-looking statements are based on American Biltrite’s expectations as of the date of this release, of future events. American Biltrite undertakes no obligation to update any of these forward looking statements, except as may be required by the federal securities laws.  Although American Biltrite believes that these expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and experience, there can be no assurance that actual results will not differ materially from expectations.  Any or all of these expectations may turn out to be incorrect and any forward-looking statements made in this release speak only as of the date of this release.  Readers are cautioned not to place undue reliance on any forward-looking statements.  Actual results could differ significantly as a result of various factors.  For example, the above news release indicates that American Biltrite’s sales and operating results in the second quarter of 2010 improved over year earlier levels at all its current divisions, which may imply that its sales and operating performance at each of its current divisions will continue to improve or sustain their recent improvement.  However, American Biltrite continues to operate under difficult and unpredictable business and industry conditions, and its sales and operating performance at its current divisions may not improve and could decline.  In addition, the above news release states that American Biltrite will continue to provide management services to Congoleum under a two year agreement it entered into with Congoleum.  However, that agreement provides that it may be terminated in whole or in part with respect to the provision of certain management services prior to the expiration of that two year term and there can be no assurances that an early termination will not occur.  Further, that agreement governs certain other commercial arrangements between American Biltrite and reorganized Congoleum, which may also be terminated prior to the expiration of the agreement’s two year term in certain circumstances as well as may give rise to other possible sources of claims.  Also, a small group of asbestos plaintiffs, whose objections to the Congoleum plan of reorganization had been overruled by the United States District Court for the District of New Jersey, filed a notice of appeal of the District Court’s order confirming the Congoleum plan of reorganization with modifications to the United States Court of Appeals for the Third Circuit.   American Biltrite understands that Congoleum has moved to dismiss that appeal as equitably moot and on other grounds. However, there can be no assurances as to how that appeal, Congoleum’s motion to dismiss that appeal, or any other similar or related appeal that may be made may be ultimately disposed or otherwise resolved.  Further, this press release indicates that American Biltrite expects that it will be in compliance with NYSE Amex continued listing standards as a result of American Biltrite no longer having to consolidate Congoleum’s accumulated deficit.  However, there can be no assurance that the NYSE Amex will find American Biltrite in compliance with its continued listing standards or that American Biltrite will be able to maintain its listing with the NYSE Amex.

The consummation of the Congoleum plan of reorganization does not affect American Biltrite’s own significant asbestos related liabilities.  The extent of American Biltrite’s asbestos related liabilities and related funding obligations, and the impact such liabilities may have on its businesses, financial condition and results of operations, will depend on various factors, many of which are beyond American Biltrite’s control, including:  the future cost and timing of estimated asbestos liabilities and payments; the extent to which asbestos related claims are made against American Biltrite and the costs and timing associated with defending against such claims; the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for asbestos-related claims; the availability of funds to pay any such amounts for which insurance or other third party reimbursements are not available; the extent to which resources are diverted from American Biltrite’s businesses to instead be applied to such liabilities and related matters; the extent to which other defendants which may be found to be jointly and severally liable with American Biltrite fund their allocated portion of asbestos liabilities; and the impact any adopted federal legislation addressing asbestos claims may have on American Biltrite’s businesses, results of operations or financial conditions.

Other factors that could cause actual results to differ from expectations include:  (i) American Biltrite’s ability to comply with the covenants imposed on it under its credit agreement, the availability of borrowings under its credit facilities and its ability to generate sufficient operating cash flows to fund its businesses and operations; (ii) the future cost and timing of payments associated with and availability of insurance coverage for environmental liabilities and non-asbestos product and general liability claims; (iii) increases in raw material prices and availability of raw materials; (iv) increased competitive activity from competitors, some of which have greater resources and broader distribution channels; (v) unfavorable developments in various markets for American Biltrite’s or its subsidiaries’ products or in the national or global economy in general; (vi) shipment delays, depletion of inventory and increased production costs resulting from unforeseen disruptions of operations at any of American Biltrite’s or its subsidiaries’ facilities or distributors; (vii) the incurrence of product warranty costs; (viii) changes in customers for American Biltrite’s or its subsidiaries’ products or the failure of customers to timely pay for product purchased; (ix) the failure of distributors or sales representatives to adequately perform; and (x) the loss of any key executives.

Other factors which may cause actual results to differ from expectations include those set forth in American Biltrite’s other filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, and its subsequent filings.

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010 AND 2009
($000, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

Net sales	$91,798	$81,322	$172,480	$151,383

Cost of products sold	71,106	65,240	132,271	121,577
Selling, general & administrative expenses	19,762	19,111	39,242	39,621

Income (loss) from operations	930	(3,029)	967	(9,815)

Other (expense) income, net	(1,063)	472	(1,856)	(189)
Provision for (benefit from) income taxes	214	21	241	(32)

Net loss	(347)	(2,578)	(1,130)	(9,972)

Noncontrolling interests	404	421	461	2,318

Net income (loss) attributable to ABI	$57	$(2,157)	$(669)	$(7,654)

Net income (loss) per share attributable to ABI
Basic	$0.02	$(0.63)	$(0.19)	$(2.22)
Diluted	$0.02	$(0.63)	$(0.19)	$(2.22)

Weighted average number of common and equivalent shares outstanding
Basic	3,441,463	3,441,551	3,441,498	3,441,551
Diluted	3,447,049	3,441,551	3,441,498	3,441,551

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010 AND 2009
BY SEGMENT
($000)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

Revenues from external customers

Flooring products	$41,638	$39,350	$75,689	$69,456
Tape products	25,242	19,264	47,530	35,733
Jewelry	11,978	11,434	22,952	22,999
Canadian division	12,940	11,274	26,309	23,195

Total revenues from external customers	$91,798	$81,322	$172,480	$151,383

Segment (loss) profit before taxes

Flooring products	$(984)	$(944)	$(1,114)	$(5,036)
Tape products	(835)	(1,153)	(1,292)	(3,686)
Jewelry	894	105	603	(733)
Canadian division	343	(124)	644	(49)
Corporate expense	449	(441)	270	(500)

Total (loss) profit	$(133)	$(2,557)	$(889)	$(10,004)